SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           (AMENDMENT NO. __)(1)


                         First American Health Concepts
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)


                                  31852 M-10-5
                                 --------------
                                 (CUSIP Number)

                                John R. Behrmann
                         Behrwood Capital Services, Inc.
                       105 Leader Heights Road, Suite 100
                            York, Pennsylvania 17404
                                 (717) 747-9448
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1995
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 31852 M-10-5                                        PAGE 2 OF 13 PAGES
----------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John R. Behrmann
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, SC
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     25,000
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     115,506
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       25,000
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     115,506
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    140,506
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 31852 M-10-5                                        PAGE 3 OF 13 PAGES
----------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nancy Behrmann
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     115,506
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     115,506
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    140,506
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 31852 M-10-5                                        PAGE 4 OF 13 PAGES
----------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J&N Family Limited Partnership
    23-2963821
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     115,506
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     115,506
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    140,506
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 31852 M-10-5                                        PAGE 5 OF 13 PAGES
----------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John R. Behrmann as General Partner in
    J&N Family Limited Partnership
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     115,506
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     115,506
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    140,506
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 31852 M-10-5                                        PAGE 6 OF 13 PAGES
----------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nancy Behrmann as General Partner in
    J&N Family Limited Partnership
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     115,506
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     115,506
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    140,506
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        Title of Class of
        Equity Security:          Common Stock
        Name of Issuer:           FIRST AMERICAN HEALTH CONCEPTS, INC.
        Address of
        Principal Office:         7776 S. Pointe Parkway West, Suite 150
                                  Phoenix, AZ 85044-5424

ITEM 2. IDENTITY AND BACKGROUND.

        Name:                     JOHN R. BEHRMANN
        Business Address:         Behrwood Capital Services, Inc.
                                  105 Leader Heights Road, Suite 100
                                  York, Pennsylvania  17404
        Principal Occupation:     Director of FAHC
        Citizenship:              United States

        Name:                     NANCY BEHRMANN
        Business Address:         Behrwood Capital Services, Inc.
                                  105 Leader Heights Road, Suite 100
                                  York, Pennsylvania  17404
        Principal Occupation:     Homemaker
        Citizenship:              United States

        Name:                     J&N Family Limited Partnership
        State of Organization:    Pennsylvania
        Principal Business:       Investments
        Address of Principal
        Business and Office:      105 Leader Heights Road, Suite 100
                                  York, Pennsylvania  17404

     During the last five years, the persons mentioned above have not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     John R. Behrmann's beneficial ownership of FAHC common stock, no par value, relates to stock options granted to him by FAHC on November 19, 1993 and August 12, 1997. Mr. Behrmann owns a total of 30,000 stock options in FAHC, of which 25,000 are currently exercisable, and 5,000 options will become exercisable on August 12, 1999. Mr. Behrmann has not exercised any of his options at the date hereof.

     The J&N Family Limited Partnership acquired 10,000 shares of FAHC on April 20, 1994 at $7.81 per share, and 1,000 shares on October 31, 1997 at $4.13 per share with funds contributed by John R. Behrmann. The shares were then transferred to the Limited Partnership. The J&N Family Limited Partnership acquired 2,500 shares on October 2, 1998 at $4.31 per share, 1,000 shares on October 7, 1998, at $4.31 per share, and 1,000 shares on December 3, 1998 at $3.94 per share with funds held by the J&N Family Limited Partnership.

     The J&N Family Limited Partnership acquired 100,006 shares of FAHC on December 16, 1998. The shares were originally acquired by Pinnacle Capital L.P. on May 2, 1995 at $4.00 per share with funds contributed by John R. Behrmann. The shares were then transferred to the John R. Behrmann Revocable Trust. The John R. Behrmann Revocable Trust then transferred the shares to the J&N Family Limited Partnership on December 16, 1998.

ITEM 4. PURPOSE OF TRANSACTION.

     John R. Behrmann received his options to purchase FAHC shares as compensation for his service as a director of FAHC. J&N Family Limited Parnership purchased shares of FAHC for investment. John Behrmann and J&N Family Limited Partnership may acquire additional shares from time to time for investment, or may dispose of shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     John R. Behrmann, Nancy Behrmann, and J&N Family Limited Parnership, as a group**

      (i)      Aggregate number of shares:         140,506
      (ii)     Percentage of class:                    5.3%*
      (iii)    Sole voting power:                   25,000
      (iv)     Shared voting power:                115,506
      (v)      Sole dispositive power:              25,000
      (vi)     Shared dispositive power:           115,506

*    Based on 2,629,736 outstanding shares.

** John R. and Nancy Behrmann together share equal voting and dispositive power over the shares owned by J&N Family Limited Partnership. John R. Behrmann possesses sole voting and dispositive power over the options beneficially owned by Mr. Behrmann personally.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     John  R.  Behrmann   owns  25,000   options  of  FAHC  that  are  currently
exercisable. On August 12, 1999, 5,000 more options of FAHC granted to Mr. Behrmann will become exercisable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Attached to this Schedule 13D is the option agreement between John R. Behrmann and FAHC.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

                                                  /s/ John R. Behrmann
                                                  ------------------------------
                                                  John R. Behrmann
                                                  Date:  December 22, 1998


                                                  /s/ Nancy Behrmann
                                                  ------------------------------
                                                  Nancy Behrmann
                                                  Date: December 22, 1998



                                                  J&N Family Limited Partnership

                                                  By: /s/ John R. Behrmann
                                                  ------------------------------
                                                        John R. Behrmann

                                                  Its:  General Partner
                                                  Date: December 22, 1998

                                    EXHIBIT I
                 GRANT OF OPTIONS TO JOHN R. BEHRMANN FROM FAHC

                  Letterhead of First American Health Concepts
                        [NQSO Section 3(b) Participant]

                                LETTER OF GRANT

PERSONAL AND CONFIDENTIAL


November 19, 1993


Mr. John R. Behrmann
Highbourne Place, R.D. #3 Box 296
Dallastown, PA 17313



               Re:  1987 Stock Option Plan

Dear Mr. Behrmann:

First American Health Concepts, Inc., an Arizona corporation (the "Company") has adopted its 1987 Stock Option Plan (the "Plan"). In order to provide additional incentive to certain personnel, the Company is offering you by means of this letter certain non- qualified stock options pursuant to the Plan. A copy of the Plan is enclosed with this letter for your records.

         The options granted to you hereunder shall be subject to all of the terms and conditions of the Plan, which you should carefully review. In addition, such options are subject to the following terms and conditions:

         1. Number of Shares. The Company hereby grants to you non-qualified stock options (the "Option") to purchase 20,000 shares of the common stock (the "Shares") of the Company.

         2. Purchase Price. The purchase price at which the Shares may be acquired upon the exercise of an Option shall be $8.00 per Share which price shall not be less than 100% of the fair market value on the date of grant.

         3. Exercise Date. The Options granted hereunder shall not be exercisable until at least one year from the date of grant and may be exercised only during a period of time beginning seven (7) calendar days after the public release of quarterly or annual financial information ("Beginning Time") and ending at 5:00 p.m., MST, on the 10th trading day following the Beginning Time. The Options shall be exercisable as follows: (i) one-half of the Options may be exercised on or after November 19, 1994; and (ii) one-half of the Options may be exercised on or after November 19, 1995. The Options granted hereunder shall expire on November 19, 2004, after which date any unexercised Options shall be void for all purposes.

         4. Transferability. No Option shall be transferable by you other than by will or the laws of descent and distribution, and the Options may not be exercised by anyone other than you during your lifetime.

         5. Manner of Exercise. You may exercise the Options only by giving the Company written notice by registered or certified mail, postage prepaid, at the following address of your intent to exercise an Option, including the Number of Shares that you intend to acquire and the full consideration therefor:

                      First American Health Concepts, Inc.
                     1811 South Alma School Road, Suite 285
                              Mesa, Arizona 85210
                           Attn: Corporate Secretary

         6. Consideration. If you exercise any Option, the purchase price provided for you pursuant to Paragraph 2 of this Letter of Grant must be paid by you in cash or stock. The Shares will not be transferred to you on the exercise of an Option until the full consideration therefor has been received by the Company.

         7. Valuation and Withholding. To the extent necessary, the Company shall, at the time of issuance of any Shares purchased pursuant to the Plan, provide you with a statement of valuation of the Shares issued. If the Options are exercised while you are employed by the Company, it shall be entitled to withhold amounts from your compensation an amount necessary to adequately provide for applicable federal, state and local income taxes. The withholding may be made in a manner determined by the Company including, without limitation, the following: (i) withholding other compensation payable to you, (ii) holding back the number of Shares necessary to satisfy the withholding amount, or (iii) obtaining cash from you in an amount sufficient to satisfy the withholding requirements.

         8. Conditions of Issuance of Shares. Any Shares issued upon exercise of any Option shall not be issued unless the issuance and delivery of Shares pursuant thereto shall comply with all relevant provisions of law including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, any applicable state securities or "Blue Sky" law or laws or any exemption from such provision is available, and the requirements of any stock exchange upon which the shares may then be listed and shall be further subject to the approval of counsel for the Company with respect to such compliance.

         No transfer of any shares issued upon the exercise of any such Options will be permitted by the Company, unless any request for transfer is accompanied by evidence satisfactory to the Company that the proposed transfer will not result in a violation of any applicable law, rule or regulation whether federal or state, including in the discretion of the Company an opinion of counsel reasonably acceptable to the Company.

         Inability of the Company to obtain approval from any regulatory body having jurisdictional authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in the respect of the nonissuance or sale of such Shares as to which such requisite authority shall not have been obtained.

         9. Effective Date of Grant. The Effective Date of Grant of the Options is November 19, 1993. You should execute the enclosed copy of this Letter of Grant and return the executed documents to the Company as soon as possible. The additional copies are for your records.

         10. Acknowledgement. Optionee acknowledges receipt of a copy of the Plan and represents that he is familiar with the terms and provisions hereof. Optionee hereby accepts this Option subject to all terms and provisions. Optionee agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under the Plan. Optionee agrees to consult his independent tax advisors with respect to the income tax consequences to Optionee, if any, of participating in the Plan.

Sincerely,



By:  /s/ Carolyn Fricke
   ----------------------------
   Carolyn Fricke
   Secretary/Treasurer


ACCEPTED AND AGREED TO:


/s/ John R. Behrmann
-------------------------------
John R. Behrmann

                 [Letterhead of First American Health Concepts]

                                LETTER OF GRANT

PERSONAL AND CONFIDENTIAL


August 12, 1997


Mr. John R. Behrmann


               Re:  1987 Stock Option Plan

Dear John:

         First American Health Concepts, Inc., an Arizona Corporation (the "Company") has adopted its 1987 Stock Option Plan (the "Plan"). In order to provide additional incentive to certain personnel, the Company is offering you by means of this letter certain non-qualified stock options pursuant to the Plan.

         The options granted to you hereunder shall be subject to all of the terms and conditions of the Plan, which you should carefully review. In addition, such options are subject to the following terms and conditions:

         1. Number of Shares. The Company hereby grants to you non-qualified stock options (the "Option") to purchase 10,000 shares of the common stock (the "Shares") of the Company.

         2. Purchase Price. The purchase price at which the Shares may be acquired upon the exercise of an Option shall be $3.3125 per Share which price shall not be less than 100% of the fair market value on the date of grant.

         3. Exercise Date. The Options granted hereunder shall not be exercisable until at least one year from the date of grant and may be exercised only during a period of time beginning forty-eight (48) trading hours after the public release of quarterly or annual financial information and ending ten (10) trading days after that time. The Options shall be exercisable as follows: (i) one-half of the Options may be exercised on or after August 12, 1998; and (ii) one-half of the Options may be exercised on or after August 12, 1999. The Options granted hereunder shall expire on August 12, 2008, after which date any unexercised Options shall be void for all purposes.

         4. Transferability. No Option shall be transferable by you other than by will or the laws of descent and distribution, and the Options may not be exercised by anyone other than you during your lifetime.

         5. Manner of Exercise. You may exercise the Options only by giving the Company written notice by registered or certified mail, postage prepaid, at the following address of your intent to exercise an Option, including the Number of Shares that you intend to acquire and the full consideration therefor:

                      First American Health Concepts, Inc.
                     7776 S. Pointe Parkway West, Suite 150
                             Phoenix, Arizona 85044
                            Attn: Corporate Secretary

         6. Consideration. If you exercise any Option, the purchase price provided for you pursuant to Paragraph 2 of this Letter of Grant must be paid by you in cash or stock. The Shares will not be transferred to you on the exercise of an Option until the full consideration therefor has been received by the Company.

         7. Valuation and Withholding. To the extent necessary, the Company shall, at the time of issuance of any Shares purchased pursuant to the Plan, provide you with a statement of valuation of the Shares issued. If the Options are exercised while you are employed by the Company, it shall be entitled to withhold amounts from your compensation an amount necessary to adequately provide for applicable federal, state and local income taxes. The withholding may be made in a manner determined by the Company including, without limitation, the following: (i) withholding other compensation payable to you, (ii) holding back the number of Shares necessary to satisfy the withholding amount, or (iii) obtaining cash from you in an amount sufficient to satisfy the withholding requirements.

         8. Conditions of Issuance of Shares. Any Shares issued upon exercise of any Option shall not be issued unless the issuance and delivery of Shares pursuant thereto shall comply with all relevant provisions of law including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, any applicable state securities or "Blue Sky" law or laws or any exemption from such provision is available, and the requirements of any stock exchange upon which the shares may then be listed and shall be further subject to the approval of counsel for the Company with respect to such compliance.

         No transfer of any shares issued upon the exercise of any such Options will be permitted by the Company, unless any request for transfer is accompanied by evidence satisfactory to the Company that the proposed transfer will not result in a violation of any applicable law, rule or regulation whether federal or state, including in the discretion of the Company an opinion of counsel reasonably acceptable to the Company.

         Inability of the Company to obtain approval from any regulatory body having jurisdictional authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in the respect of the nonissuance or sale of such Shares as to which such requisite authority shall not have been obtained.

         9. Effective Date of Grant. The Effective Date of Grant of the Options is August 12, 1997. You should execute the enclosed copy of this Letter of Grant and return the executed documents to the Company as soon as possible. The additional copies are for your records.

         10. Acknowledgement. Optionee acknowledges receipt of a copy of the Plan and represents that he is familiar with the terms and provisions hereof. Optionee hereby accepts this Option subject to all terms and provisions. Optionee agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under the Plan. Optionee agrees to consult his independent tax advisors with respect to the income tax consequences to Optionee, if any, of participating in the Plan.

Sincerely yours,

FIRST AMERICAN HEALTH CONCEPTS, INC.


By:  /s/ John A. Raycraft
   -----------------------------
   John A. Raycraft
   President/CEO


ACCEPTED AND AGREED TO:


/s/ John R. Behrmann
--------------------------------
John R. Behrmann